UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

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ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC FILE NUMBER
8-66106

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 01/01/20 (MM/DD/YY) AND ENDING 12/31/20 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: T CAPITAL FUNDING, LLC

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

610 N. Wymore Road, Suite 120
(No. and Street)

Maitland	FL	32751
(City)	(State)	(Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

Linda Kassof (321) 214-3012
(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

Raich Ende Malter & Co. LLP
(Name – *if individual, state last, first, middle name*)

1375 Broadway	New York	NY	10018
(Address)	(City)	(State)	(Zip Code)

CHECK ONE:

- ☑ Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

SEC 1410 (06-02)

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

OATH OR AFFIRMATION

I, Linda Kassof _____, swear (or affirm) that, to the best of

my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of
T CAPITAL FUNDING, LLC _____, as

of December 31 _____, 20 20 , are true and correct. I further swear (or affirm) that

neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account

classified solely as that of a customer, except as follows:

_____

_____

_____



Signature

CEO

Title

Notary Public State of Florida
Veronika Davis
My Commission GG 260515
Expires 10/18/2022

Notary Public

This report ** contains (check all applicable boxes):
- ☑ (a) Facing Page.
- ☑ (b) Statement of Financial Condition.
- ☐ (c) Statement of Income (Loss).
- ☐ (d) Statement of Changes in Financial Condition.
- ☐ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- ☐ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- ☐ (g) Computation of Net Capital.
- ☐ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☐ (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- ☐ (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- ☐ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- ☑ (l) An Oath or Affirmation.
- ☐ (m) A copy of the SIPC Supplemental Report.
- ☐ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

** For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).

T CAPITAL FUNDING, LLC

Financial Statements and Supplemental Information
December 31, 2020

Pursuant to Rule 17a-5 under The Securities Exchange Act of 1934

Public Document

T CAPITAL FUNDING, LLC

Contents



RAICH ENDE MALTER & CO. LLP
CERTIFIED PUBLIC ACCOUNTANTS & ADVISORS

1375 Broadway, 15th Floor
New York, New York 10018
212.944.4433
212.944.5404 (fax)
cpa@rem-co.com

Offices in New York City, Long Island & New Jersey

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Member of
T Capital Funding, LLC
New York, New York

Opinion on the Financial Statement

We have audited the accompanying statement of financial condition of T Capital Funding, LLC as of December 31, 2020, and the related notes (collectively referred to as the "financial statement"). In our opinion, the financial statement presents fairly, in all material respects, the financial position of T Capital Funding, LLC as of December 31, 2020 in conformity with accounting principles generally accepted in the United States of America.

Basis for Opinion

This financial statement is the responsibility of T Capital Funding, LLC's management. Our responsibility is to express an opinion on T Capital Funding, LLC's financial statement based on our audit. We are a public accounting firm registered with the Public Company Accounting Oversight Board (United States) (PCAOB) and are required to be independent with respect to T Capital Funding, LLC in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audit in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statement is free of material misstatement, whether due to error or fraud. Our audit included performing procedures to assess the risks of material misstatement of the financial statement, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the financial statement. Our audit also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the financial statement. We believe that our audit provides a reasonable basis for our opinion.

Raich Ende Malter & Co LLP

RAICH ENDE MALTER & CO. LLP

We have served as T Capital Funding, LLC's auditor since 2018.
New York, New York
February 22, 2021

PrimeGlobal | An Association of Independent Accounting Firms

1

T Capital Funding, LLC
Statement of Financial Condition
December 31, 2020

Assets

Cash and cash equivalents	$	496,497
Accounts receivable		181,250
Prepaid expenses		34,539
Property and equipment, less accumulated depreciation of $21,653		10,697
	$	722,983

Liabilities and member's equity

Liabilities

Due to affiliates	$	22,942
Accounts payable and accrued expenses		14,884
		37,826
Member's equity		685,157
	$	722,983

See accompanying notes to financial statements

Note 1 – Organization and Nature of Business

T Capital Funding, LLC (the "Company") was organized on January 30, 2003 and is wholly owned by Taurus Investment Holdings, LLC (the "Member"). The Company is a broker-dealer registered with the Securities and Exchange Commission and is a member of the Financial Industry Regulatory Authority, Inc. The primary revenue source of the Company is earning commissions for raising capital for real estate projects.

The Company is exempt from the provisions of Rule 15c3-3 under the Securities Exchange Act of 1934, pursuant to 15c3-3(k) (the "exemption provisions") and of the 2013 Release adopting amendments to Rule 17a-5, including Footnote 74 of the 2013 Release.

Note 2 – Summary of Significant Accounting Policies

Use of Estimates

The preparation of financial statements in conformity with accounting principles generally accepted in the United State of America ("U.S. GAAP") requires management to make estimates and assumptions. Those estimates and assumptions affect the reported amounts of assets and liabilities and, the disclosure of contingent assets and liabilities. Actual results could differ from those estimates.

Cash and Cash Equivalents

Cash and cash equivalents consist of cash in a bank and investments with maturities of three months or less from date of purchase.

Accounts Receivable

Accounts receivable is comprised of receivables from the real estate projects from the Company obtaining equity contributions for the real estate projects. No allowance for doubtful accounts was deemed necessary. The Accounts Receivable balance at December 31, 2020 and 2019 was $181,250 and $0, respectively.

Recent Accounting Pronouncements

Credit Loses

Effective January 1, 2020, the Company adopted ASC Topic 326, Financial Instruments - Credit Losses ("ASC 326"). ASC 326 impacts the impairment model for certain financial assets by requiring a current expected credit loss ("CECL") methodology to estimate expected credit losses over the entire life of the financial asset. Under the accounting update, the Company has the ability to determine that there are no expected credit losses in certain circumstances (e.g., based on the credit quality of the customer). The Company identified fees and other receivables (including, but not limited to, receivables related to brokerage commissions) as impacted by the new guidance. ASC 326 specifies that the Company adopt the new guidance prospectively by means of a cumulative-effect adjustment to the opening stockholder's equity as of January 1, 2020. Accordingly, the Company recognized no adjustment upon adoption.

Note 2 – Summary of Significant Accounting Policies - Continued

<u>Income Taxes</u>

The Company is a single-member limited liability company and is considered a disregarded entity for federal income tax purposes. The Company's taxable income or loss is reportable on the member's income tax return.

Note 3 - Regulatory Requirements

As a registered broker-dealer, the Company is subject to the net capital provisions of Rule15c3-1 of the Securities Exchange Act of 1934, which requires that the Company's aggregate indebtedness shall not exceed fifteen times net capital, as defined, under such provisions. At December 31, 2020, the Company had net capital of $457,210 which exceeded requirements by $452,210. The ratio of aggregate indebtedness to net capital was .0827 to 1.

Note 4 - Related Party Transactions

The Company reimburses the Member for certain expenses including its allocable share of payroll and benefits, accounting and bookkeeping services and certain administrative expenses. The Company owes $22,972 to affiliates at December 31, 2020, which is included in Due to Affiliates on the Statement of Financial Condition.

Note 5 – Lease Commitment

The Company leases office space from a related party under a non-cancelable operating lease expiring in February of 2020. The Company recognizes and measures its leases in accordance with FASB ASC 842, Leases. The Company current lease is month to month and as a result is recognize as short-term lease.

Note 6 — Contingencies and Credit Risk

The Company is subject to litigation in the normal course of business. The Company has no litigation in progress at December 31, 2020. The cash and cash equivalents are held by one financial institution and, therefore, are subject to credit risk to the extent those balances exceed applicable Federal Deposit Insurance Corporation ("FDIC") limitations. The Company has not experienced any losses in such accounts and does not believe there to be any significant credit risk with respect to these accounts.

Note 7 – Subsequent Events

Management has performed an evaluation of events that have occurred subsequent to December 31, 2020, and through February 22, 2021, the date these financial statements were available to be issued.

Note 8 - Economic Risks

In March 2020, the World Health Organization (WHO) declared COVID-19 a global pandemic. This pandemic event has resulted in significant business disruption and uncertainty in both global and U.S. markets. While the Company believe that it is in an appropriate position to sustain the potential short-term effects of these world-wide events, the direct and long-term impact to the Company and its financial statements is undetermined at this time.